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                               FILED BY: GSLI CORP

                               PURSUANT TO RULE 425
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                    AND DEEMED FILED PURSUANT TO RULE 14A-12
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                       SUBJECT COMPANY: GSI LUMONICS INC.
                     REGISTRATION STATEMENT NO.: 333-104138


                        GSI LUMONICS REPORTS SEC FILINGS


BILLERICA, MASSACHUSETTS (MARCH 31, 2003): GSI Lumonics Inc. (NASDAQ: GSLI and
TSX: LSI) today filed with the Securities and Exchange Commission its annual report on Form 10-K for the fiscal year ended December 31, 2002. Additionally, the Company's newly formed Delaware subsidiary, GSLI Corp, filed a registration statement on Form S-4, containing a preliminary copy of a joint proxy circular-prospectus in conjunction with GSI Lumonics' annual meeting of shareholders scheduled for June 24, 2003.

The principal business of the annual meeting of shareholders is the election of the directors to the Board and a proposal to reorganize the Company as a publicly traded U.S. domiciled corporation. Most of the Company's operations and all of its executive management are located in the United States. If this proposal is implemented, GSLI Corp would become the parent holding company for GSI Lumonics. GSI Lumonics shareholders would become stockholders of GSLI Corp, subject to the right of Canadian resident shareholders to elect, for reasons unique to Canadian residents, to remain shareholders of GSI Lumonics and to receive exchangeable shares. The exchangeable shares would be exchangeable for shares of GSLI Corp. The day-to-day operations of the Company will not materially change as a result of this proposed reorganization.

DETAILED INFORMATION ON THIS PROPOSED TRANSACTION, INCLUDING THE APPLICABLE REASONS, MECHANICS, EFFECTS AND RISKS ASSOCIATED THEREWITH, ARE CONTAINED IN THE FORM S-4 GSLI CORP FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU CAN OBTAIN A COPY OF GSLI CORP'S FORM S-4 AT HTTP://WWW.SEC.GOV.

FORWARD-LOOKING STATEMENTS

To the extent this news release discusses financial projections, information or expectations about GSI Lumonics Inc., proposed transactions, products or markets, or otherwise makes statements about the future, such statements are forward looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The factors include the fact that the Company's sales have been and are expected to continue to be dependent upon customer capital equipment expenditures, which are, in turn, affected by business cycles in the markets served by those customers. Other factors include volatility in the semiconductor industry, the risk of order delays and cancellations, the risk of delays by customers in introducing their new products and market acceptance of products incorporating subsystems supplied by the Company, similar risks to the Company of delays in its new products, our ability to continue to reduce costs and capital expenditures, our ability to focus R&D investment, the risk that the proposed reincorporation will not be completed and the other risks associated therewith, including risks detailed in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and GSLI Corp's Form S-4.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

GSLI Corp has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of GSLI Corp. GSI Lumonics shareholders are urged to read the registration statement because it contains important information, including detailed risk factors relating to the proposed transaction, not contained in this news release. A definitive proxy circular-prospectus will

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be sent to shareholders of GSI Lumonics seeking their approval of the proposed transaction. GSI Lumonics shareholders may obtain free copies of the registration statement, the proxy circular-prospectus (when it becomes available) and other documents filed by GSLI Corp with the Securities and Exchange Commission on the Internet at http://www.sec.gov. The registration statement, the proxy circular-prospectus and these other documents may also be obtained without charge by GSI Lumonics shareholders by directing a request to GSI Lumonics, 39 Manning Road, Billerica, Massachusetts, 01821, Attn: Investor Relations.

PARTICIPANTS IN SOLICITATION

GSI Lumonics, GSLI Corp and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies from shareholders of GSI Lumonics in connection with the proposed transaction. Information concerning GSI Lumonics' and GSLI Corp's participants in the solicitation is set forth in GSI Lumonics' management proxy circular for the annual and special meeting of shareholders, which is a part of the Registration Statement on Form S-4 filed by GSLI Corp with the Securities and Exchange Commission on March 31, 2003. Certain directors and executive officers of GSI Lumonics and GSLI Corp may have direct or indirect interests in the proposed transaction due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding GSI Lumonics, GSLI Corp and the interest of their respective directors, executive officers in the proposed transaction is contained in the proxy circular-prospectus which, as noted above, is a part of the Registration Statement on Form S-4.

ABOUT GSI LUMONICS INC.

GSI Lumonics supplies components, lasers and laser-based advanced manufacturing systems to the global medical, automotive, semiconductor, electronics, and industrial markets. GSI Lumonics' common shares are listed on The NASDAQ Stock Market(R) (GSLI) and The Toronto Stock Exchange (LSI). The Company's web site address is www.gsilumonics.com.



         For more information, please contact:

         Victor Woolley
         GSI Lumonics Inc.
         978-439-5511, Ext. 6135